August 5, 2021

BY EDGAR

Ms. Michelle Miller and Ms. Sharon Blume
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-0405

July 27, 2021
RE:	Itaú Corpbanca Form 20-F for the fiscal year ended December 31, 2020 Filed April 23, 2021 File No. 001-32305 Request for extension to respond to Staff Comment Letter dated July 27, 2021

Dear Ms. Michelle Miller and Ms. Sharon Blume:

Itaú Corpbanca (the “Company”) has received a comment letter dated July 27, 2021 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed on April 23, 2021 (the “Form 20-F”).

As discussed with the Staff on August 5, 2021, this letter confirms that the Staff has granted the Company’s request for an extension to on or before August 24, 2021 to respond to the Comment Letter relating to the Company’s Form 20-F.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +569-4914-9777 or rodrigo.couto@itau.cl, or the Company’s U.S. counsel, Stuart Fleischmann of Shearman & Sterling LLP, at (212) 848-7527 or sfleischmann@sherman.com, and Grissel Mercado of Shearman & Sterling LLP, at (212) 848-8081 or grissel.mercado@shearman.com.

Very truly yours,

/s/Rodrigo Luis Rosa Couto
Chief Financial Officer

cc: Claudia Labbe Montevecchi – Investor Relations – Itaú Corpbanca